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[LOGO] INTEGRITY
       LIFE INSURANCE COMPANY
       A member of the ARM Financial Group



TRADITIONAL INDIVIDUAL RETIREMENT ANNUITY ENDORSEMENT

This Endorsement is attached to and made a part of the Annuity Contract (the "Contract") issued by Integrity Life Insurance Company (the "Company") to qualify the Contract as an Individual Retirement Annuity under Section 408(b) of the Internal Revenue Code (the "Code"), as the same may be amended or supplemented from time to time. All references to Code Sections are to those Sections as they may be amended and/or renumbered from time to time. If any provisions of the Contract conflict with this Endorsement, the provisions of this Endorsement will apply.

ARTICLE I - OWNERSHIP

     The individual who participates in this individual retirement annuity (the "Owner") is the Owner of the Contract. The Contract is established for the exclusive benefit of the Owner and his or her Beneficiary. The Owner may exercise all rights under the Contract during his or her lifetime. The Owner's interest in the Contract is nonforfeitable and nontransferable.
     The Contract may not be sold, assigned, discounted or pledged as collateral or as security for the performance of an obligation or for any other purpose. Separate records will be maintained for the interest of each individual.

ARTICLE II - DEPOSIT LIMITS

     The Company may accept deposits on behalf of the Owner for a tax year of the Owner. Deposits shall be in cash and shall not be fixed, and the total deposit shall be limited to a maximum of $2,000 for any tax year unless the deposit is a rollover contribution described in Section 402(c), 403(a)(4), 403(b)(8) or 408(d)(3) of the Code or an employer contribution to a simplified employee pension plan described in Section 408(k) of the Code. No contributions will be accepted under a SIMPLE plan established by any employer pursuant to Code Section 408(p). No transfer or rollover of funds attributable to contributions made by a particular employer under its SIMPLE plan will be accepted from a SIMPLE IRA, that is, an IRA used in conjunction with a SIMPLE plan, prior to the expiration of the 2-year period beginning on the date the individual first participated in that employer's SIMPLE plan.

     Any refund of premiums (other than those attributable to excess deposits) will be applied, before the close of the calendar year following the year of the refund, toward the payment of future premiums or the purchase of additional benefits.

ARTICLE III - DISTRIBUTION LIMITS

1. All distributions made hereunder shall be made in accordance with the requirements of Section 401(a)(9) of the Code, including the incidental death benefit requirements of Section 401(a)(9)(G) of the Code, and the regulations thereunder, including the minimum distribution incidental benefit requirement of Section 1.401(a)(9)-2 of the Proposed Income Tax Regulations.


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     Life expectancy is computed by use of the expected return multiples in
     Tables V and VI in Section 1.72-9 of the Income Tax Regulations. Unless otherwise elected by the Owner by the time distributions are required to begin, life expectancies shall be recalculated annually. Such election shall be irrevocable by the Owner and shall apply to all subsequent years. The life expectancy of a non-spouse beneficiary may not be recalculated. Instead, life expectancy will be calculated using the attained age of such beneficiary during the calendar year in which the individual attains age 70-1/2, and payments for subsequent years shall be calculated based on such life expectancy reduced by one for each calendar year which has elapsed since the calendar year life expectancy was first calculated.

2. The Owner's entire interest in the Contract must be distributed, or begin to be distributed, by the Owner's required beginning date, which is the April 1 following the calendar year in which the Owner reaches age 70-1/2. For each succeeding year, a distribution must be made on or before December 31. By the required beginning date the Owner may elect, in a manner acceptable to the Company, to have the balance in the Contract distributed in one of the following forms:

     a.   a single sum payment;

     b.   equal or substantially equal payments over the life of the Owner;

     c. equal or substantially equal payments over the lives of the Owner and his or her designated Beneficiary;

     d. equal or substantially equal payments over a specified period that may not be longer than the Owner's life expectancy;

     e. equal or substantially equal payments over a specified period that may not be longer than the joint life and last survivor expectancy of the Owner and his or her designated Beneficiary.

3. Payments must be made in periodic payments at intervals of no longer than one year. If the Owner elects distributions in the form of annuity payments, the payments must be either nonincreasing or they may increase only as provided in Q & A F-3 of Section 1.401(a)(9)-1 of the Proposed Income Tax Regulations.

4. If the Owner does not elect a method of payout by the April 1 following the calendar year in which he or she reaches age 70-1/2, the Company shall have complete and sole discretion to make payments pursuant to one of the forms described in paragraph 2 above.

5. If the Owner rolls over or transfers individual retirement annuity or account (IRA) funds or qualified retirement plan funds into the Contract, within the meaning of Code Section 402(c), after April 1 of the year following the year he or she attained age 70-1/2, the choice of the method of payout will be made according to whether the Owner had elected to recalculate or to not recalculate the minimum distributions from the distributing or transferring plan, as follows:

     a. If the Owner elected to not recalculate the minimum distributions from the distributing or transferring plan, the payout option applicable for this Contract must be made over a period certain not exceeding the remaining applicable life expectancy. The remaining applicable life expectancy is the applicable life expectancy used to determine the minimum distribution from the distributing or transferring plan for the year in which the transaction occurs (the distribution which may not be rolled over or transferred into this receiving plan), minus
          1.0. Payouts may not be made for the life of the Owner or for the lives of the Owner and the Beneficiary.


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     b.   If the Owner elected to recalculate the minimum distributions, payouts from this Contract may be made (1) for the life of the Owner, (2) for the lives of the Owner and the Beneficiary, (3) for the life of the Owner or for the lives of the Owner and the Beneficiary with a period certain not longer than the remaining applicable life expectancy, or
          (4) a period certain not longer than the remaining applicable life expectancy. The remaining applicable life expectancy is the applicable life expectancy used to determine the current year minimum distribution from the distributing or transferring plan for the year in which the transaction occurs (the distribution which may not be rolled over or transferred into this receiving plan), minus 1.0.

6. If the Owner receives payouts according a period certain, the period certain may not be lengthened after the date payouts begin, even if the original period established is shorter than the maximum permitted.

7. If the payout option is a life annuity or a life annuity with a period certain not exceeding 20 years, the following rule will apply. The first payout made on or before the April 1 following the year the Owner attained age 70-1/2 must be in the amount required for one payout interval. The second payout need not be made until the end of the next payout interval, even if that payout interval ends in the next calendar year.

     If the payout schedule is a period certain annuity without a life contingency or a life annuity with a period certain exceeding 20 years, periodic payouts for each distribution calendar year (i.e., a year for which a minimum distribution is required) will be combined and treated as an annual amount. The amount which is required to be distributed on or before April 1 following the year the Owner attains age 70-1/2 is the annual amount for Owner's first distribution calendar year. The annual amount for other distribution calendar years, including the annual amount for the calendar year in which the Owner's required beginning date occurs, must be distributed on or before December 31 of the calendar year for which the distribution is required.

8. If the Owner dies before his or her entire interest is distributed, the entire remaining interest will be distributed as follows:

     a. If the Owner dies on or after distributions have begun, the entire remaining interest must be distributed at least as rapidly as provided under that section.

     b. If the Owner dies before distributions have begun, the entire remaining interest must be distributed as elected by the Owner or, if the Owner has not so elected, as elected by the Beneficiary or Beneficiaries, as follows:

          1) by December 31st of the year containing the fifth anniversary of the Owner's death; or

          2) in equal or substantially equal payments over the life or life expectancy of the designated Beneficiary or Beneficiaries starting by December 31st of the year following the year of the Owner's death. If, however, the Beneficiary is the Owner's surviving spouse, then this distribution is not required to begin before December 31st of the year in which the Owner would have turned 70-1/2.

     c. If the Beneficiary is the Owner's surviving spouse, the spouse may treat the Owner's IRA as his or her own IRA. This will be deemed to have occurred if such surviving spouse makes a regular contribution to the IRA, makes a rollover to or from such IRA, or fails to elect any of the above provisions. In addition, the Beneficiary may roll over or transfer the Owner's interest to the Beneficiary's own IRA if the Beneficiary is the Owner's surviving spouse.


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9.   Life expectancy is computed by use of the expected return multiples in
     Tables V and VI of Section 1.72-9 of the Income Tax Regulations. For purposes of distributions beginning after the Owner's death, unless otherwise elected by the surviving spouse by the time distributions are required to begin, life expectancies shall be recalculated annually. Such election shall be irrevocable by the surviving spouse and shall apply to all subsequent years. In the case of any other designated Beneficiary, life expectancies shall be calculated using the attained age of such Beneficiary during the calendar year in which distributions are required to begin pursuant to this section, and payments for any subsequent calendar year shall be calculated based on such life expectancy reduced by one for each calendar year which has elapsed since the calendar year life expectancy was first calculated.

     Distributions under this section are considered to have begun if distributions are made on account of the Owner reaching his or her required beginning date or if prior to the required beginning date distributions irrevocably commence to an Owner over a period permitted and in an annuity form acceptable under Section 1.401(a)(9) of the Regulations.

ARTICLE IV - REPORTING

     Unless the Owner dies, is disabled (as defined in Code Section 72(m)), or reaches age 59-1/2 before any amount is paid out from the Contract, the Company must receive from the Owner a statement explaining how he or she intends to dispose of the amount paid out.

     The Owner agrees to provide the Company with information necessary for the Company to prepare any report required under Section 408(i) of the Code and Regulations Sections 1.408-5 and 1.408-6.

     The Company shall furnish annual calendar year reports concerning the status of the annuity.

ARTICLE V - AMENDMENTS

     Any amendment made for the purpose of complying with provisions of the Code and related regulations may be made without the consent of the Owner. The Owner will be deemed to have consented to any other amendment unless the Owner notifies the Company that he or she does not consent within 30 days from the date the Company mails the amendment to the Owner.

ARTICLE VI - RESPONSIBILITY OF THE PARTIES

     The Company shall not be responsible for any penalties, taxes, judgments or expenses incurred by the Owner in connection with this IRA and shall have no duty to determine whether any contributions to or distributions from this IRA comply with the Code, regulations or rulings.


INTEGRITY LIFE INSURANCE COMPANY



     --------------------                         -------------------
     /s/ John R. Lindholm                         /s/ Robert H. Scott
     --------------------                         -------------------
       John R. Lindholm                             Robert H. Scott
          President                                    Secretary


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